April 23, 2012

VIA EDGAR AND E-MAIL

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Mellissa Campbell Duru, Special Counsel

    Office of Mergers & Acquisitions

Dear Sirs/Mesdames:

Re:	Mercer International Inc. (“Mercer”)

Proxy Statement on Schedule 14A (the “Proxy Statement”)

Filed March 12, 2012

File No. 0-51826

We are in receipt of the comment letter dated April 19, 2012 (the “Comment Letter”) from the United States Securities and Exchange Commission (the “Commission”) regarding the Proxy Statement. On behalf of Mercer, we provide the following responses to the Commission’s comments. For ease of reference, the text of the Commission’s questions from the Comment Letter have been reproduced below, in italics, followed by Mercer’s responses thereto.

Capitalized terms that are not defined herein shall have the meanings ascribed thereto in the Proxy Statement.

1. We note your response to our oral comment requesting an analysis of whether the increased cash component of the consideration announced on April 11, 2012 required a re-solicitation of Mercer shareholders. Please supplementally advise us of when you began discussions regarding the potential increase in offer consideration, inclusive of when discussions commenced regarding a possible increase in the cash component of the consideration. Given that the possibility of an increase in cash consideration was not part of the disclosure included in the proxy statement, provide us with your analysis of why disclosure of any such discussions regarding the potential for an increase in consideration in the form of cash (versus stock) was omitted from soliciting materials made available to shareholders in advance of the April 10, 2012 meeting.

The increased cash component of Mercer’s offer was part of an overall negotiated amendment (the “Amendment”) to the Support Agreement entered into by Mercer and Fibrek at about 9:00 a.m. (Eastern Time) on Wednesday, April 11, 2012 that also provided for the adoption of a new rights plan (the “New Rights Plan”) by Fibrek on April 11, 2012 and an increase in the expenses reimbursement payable by Fibrek to Mercer of 20%, or $400,000, to $2.4 million. Mercer and Fibrek negotiated and settled the terms of the Amendment late in the evening on April 10, 2012 and Fibrek obtained board approval for the Amendment about 8:30 a.m. (Eastern Time) on Wednesday, April 11, 2012.

April 23, 2012

The key feature to the Amendment was the adoption of the New Rights Plan by Fibrek (which Mercer believed enhanced the prospects of success of its Offer) and which was only approved and adopted by Fibrek on April 11, 2012. The increase in the cash portion of the Offer was not unilateral by Mercer – it was provided by Mercer after completion of additional due diligence on the afternoon of April 10, 2012 and as part of the adoption of the New Rights Plan by Fibrek and the increase in expense reimbursement payable to Mercer. Without these two features, which were accepted by Fibrek on April 11, 2012, Mercer would not have increased the Offer.

The following is a brief summary of the events leading up to the execution of the Amendment on April 11, 2012:

•

On Friday, April 6, 2012, in light of: (i) the then upcoming April 11, 2012 expiry of the Abitibi Bid; (ii) the April 13, 2012 expiry of certain lock-up agreements between Abitibi and certain Fibrek shareholders; and (iii) the pending applications of the parties for leave to appeal to the Supreme Court of Canada, Mercer’s advisors approached Fibrek’s advisors seeking the adoption of the New Rights Plan by Fibrek. Fibrek’s advisors advised that Fibrek was unwilling to adopt the New Rights Plan.

•

On Saturday, April 7, 2012, Fibrek’s advisors advised that they would be prepared to go to Fibrek’s board to have it consider adopting the New Rights Plan but only if the consideration under the Offer was increased to $1.50 per share. Mercer’s advisors advised that such an increase to Mercer’s Offer was unacceptable.

•

On Sunday, April 8, 2012, Mercer’s advisors again approached Fibrek’s advisors about Fibrek adopting the New Rights Plan and why it was in the best interests of Fibrek and its shareholders, but there was no progress in such discussion.

•

Commencing at 9:00 a.m. on Tuesday, April 10, 2012, Mercer held a board of directors’ (the “Board”) meeting to update the Board as to the status of the Offer and the expected voting results for Mercer’s shareholders’ meeting. As part of such update, management advised the Board of: (i) its approach to have Fibrek adopt the New Rights Plan; (ii) the push-back from Fibrek for a higher Offer; and (iii) Mercer’s desire to seek additional expense reimbursement. The Board authorized management to continue discussions with Fibrek in respect of the foregoing. Further, subject to Mercer’s management being satisfied with additional due diligence respecting Fibrek and Fibrek agreeing to adopt a New Rights Plan and increase the expense reimbursement to Mercer upon terms that were both satisfactory to Mercer’s management and Mercer’s advisors, the Board authorized management to negotiate an increase in the cash consideration of the bid by an amount not to exceed $0.10 per Fibrek Share.

•

At 10:00 a.m. on Tuesday, April 10, 2012, Mercer convened its shareholders’ meeting to approve the Mercer Share consideration portion of the Offer. Mercer shareholders approved the same by a vote of 98% in favor.

April 23, 2012

•

Subsequently, during the course of Tuesday, April 10, 2012, the Mercer and Fibrek advisors again discussed the proposed adoption of the New Rights Plan by Fibrek, its terms, the requirement of Fibrek for an increase in the Offer and Mercer’s desire for an increase in the expense reimbursement to Mercer. During such discussions, it was clear that: (i) for Mercer, any increase in the Offer would be subject to a satisfactory due diligence session; and (ii) for Fibrek, its adoption of a New Rights Plan and increase in expense reimbursement was subject to Fibrek’s board’s approval.

•

Around 2:15 p.m. (Eastern time) on April 10, 2012, Mercer’s advisors proposed to Fibrek’s advisors that, subject to satisfactory due diligence, the adoption of a satisfactory New Rights Plan and an increase in the expense reimbursement by $400,000, Mercer may be prepared to increase the cash portion of the Offer by $0.10 per share.

•

Commencing at 4:30 p.m. (Eastern Time) on April 10, 2012, Mercer’s management and advisors conducted a due diligence session by conference call with Fibrek’s management and advisors. During the call, Fibrek provided an update on its results of operations, balance sheet, liquidity and business prospects.

•

Subsequent to the above due diligence session, commencing at about 5:30 p.m. (Eastern time) on April 10, 2012, Mercer and its advisors had calls to review and consider the information provided by Fibrek. During the course of such discussions, it was determined that, if Fibrek adopted the New Rights Plan and increased the expense reimbursement to Mercer by $400,000, the due diligence information was such that Mercer could increase the cash portion of the Offer by $0.10 per share.

•	Subsequently, the parties’ advisors exchanged and negotiated various drafts of the Amendment and the New Rights Plan late into the evening of April 10, 2012.

•	At 7:30 a.m. (Eastern Time) on April 11, 2012, Fibrek’s board of directors met to consider the terms of the Amendment, including the adoption of the New Rights Plan.

•	At approximately 8:30 a.m. (Eastern Time) on April 11, 2012, Fibrek’s advisors advised Mercer’s advisors that Fibrek’s board had approved the Amendment.

•	At approximately 9:00 a.m. (Eastern Time) on April 11, 2012, the parties executed the Amendment. Shortly thereafter, both Mercer and Fibrek issued press releases announcing the Amendment.

As stated in our letter to the Commission dated April 13, 2012, at the special meeting of Mercer shareholders held on April 10, 2012, Mercers shareholders were approving the issuance of Mercer Shares pursuant to NASDAQ Listing Rule 5635(a) (“NASDAQ Rule 5635”) and were not asked to approve the Offer as a whole. Accordingly, the Proxy Statement did not include a specific reference to an increase in cash consideration under the Offer because Mercer shareholders were not require to approve the Offer or the cash component thereof under NASDAQ Rule 5635 or any applicable corporate law. Nevertheless, Mercer submits that such specific reference to increased cash consideration would not be material to Mercer shareholders in the context of the Proxy Statement because:

•

the disclosure in the Proxy Statement specifically addressed increases in consideration under the Offer in the form of additional Mercer Shares, which is what Mercer shareholders were being asked to approve;

April 23, 2012

•

the fact that Mercer increased the Offer by utilizing cash instead of Mercer Shares should not be relevant, as cash and Mercer Shares are equivalent from a value perspective, and would not effect a Mercer shareholder’s investment decision;

•	the increased consideration did not materially impact the pro forma financial statements of Mercer and Fibrek on a combined basis, which were included in the Notice of Variations; and

•

the increased consideration only represented an increase of 7.7% in the total consideration being offered to Fibrek shareholders and less than a 5% increase in the enterprise value attributable to Fibrek under the transaction.

2. Please supplementally advise us of whether the decision to increase the offer consideration occurred before or after the shareholder meeting.

As set forth above, the decision to increase the consideration of the Offer was made after the meeting of Mercer shareholders on April 10, 2012, and as part of the Amendment (which provided for the New Rights Plan) that was finalized and executed at approximately 9:00 a.m. (Eastern time) on April 11, 2012

We trust you will find the foregoing to be in order but, should you have any questions or concerns, please do not hesitate to contact the undersigned, Rod Talaifar (604-692-3023) or Andrew Bond (604-692-3059) of our office.

Yours truly,

SANGRA MOLLER LLP

/s/ H.S. Sangra

Per:

H.S. Sangra

/s/ Rod Talaifar

Per:

Rod A. Talaifar

/s/ Andrew Bond

Per:

Andrew Bond

Washington State Bar No. 39502

California State Bar No. 257763

District of Columbia Bar No. 994014

HSS/RT/AB/cl

cc.             Mercer International Inc.